Exhibit 4.86

NEVADA GEOTHERMAL POWER INC.

Suite 900	Tel: 604-688-1553
409, Granville St.	Fax: 604688-5926
Vancouver, B.C	Toll: 866-688-0808
Canada VC6 1T2	Web: www.nevadageothermal.corn

July 11,2007

Andrew T. Studley, P.Eng., CPA
170 Glencairn Avenue,
Toronto, Ontario
M4R 1N2

Dear Andrew:

RE: OFFER OF EMPLOYMENT - CFO

I am pleased to offer you the position of Chief Financial Officer of Nevada Geothermal Power Inc. I am confident that this position will provide you with a unique challenges and opportunities as we build NGP into a leader in alternative energy development. As a senior member of the management team you will be in a position to significantly contribute to the future success of the Company.

The following summarizes the key terms of the offer:

Position
The Company is offering you a regular, full-time position as Chief Financial Officer (CFO) effective August 1, 2007, reporting directly to the President and CEO. You will also have a direct reporting responsibility to the Audit Committee of the Board of Directors.

Compensation
Your initial base compensation will be $150,000 per annum, earned and payable on the 15th and last day of each month through automatic deposit to the Bank of your designation. You are also eligible to participate in the Company's stock option plan. I would propose a five year option to purchase 250,000 shares at a price of $0.65 cents or such price as is acceptable under the TSX-V regulations and subject to regulatory approval.

Vacation Entitlement
NGP directly links vacation entitlement to years of service as per the detailed provisions of the Employee Handbook. Recognizing your tenure with other employers, your initial annual entitlement will be four (4) weeks to be taken at mutually convenient time for the Company. Additionally, the Company recognizes a total of ten (10) paid statutory holidays per year.

Benefits
The Company offers in a group benefit program as outlined below. Fifty {50%) of the cost of the program will be covered by the Company.

  Basic and Optional Life Insurance
  Accidental Death & Dismemberment (ADD)
  Long term disability
  Extended healthcare
  Dental care

Moving and Living Expenses

The Company will pay actual household moving costs (Toronto home sales commission, BC tax on home acquisition, and moving company costs) up to a maximum of $125,000 and will pay $1250 of costs towards interim Vancouver accommodations for a period of 9 months. Our expectation is that you will be fully relocated by May 31, 2008 and that you will manage your travel during this transitional period around the need for your full and conscientious attention to Nevada Geothermal Power Inc. business priorities. During the relocation period you will be entitled to one travel day per month in addition to holiday time for you to travel to Toronto to visit your family. The Company will reimburse half your flight expenses (or flights for your family members) to a maximum of $500/mo.

Following your household move to Vancouver and the Company paying the relocation expense, if you should resign from your employment before May 31, 2009 you will reimburse the Company its relocation costs.

Change of Control
In the event of a change of control where you are terminated you will be entitled to twelve (12) months pay. If you elect to resign within six (6) months of a change of control you will be entitled to six (6) months pay.

Severance without Cause
You will be entitled to 8 months severance increasing 1 month per year of service to a maximum of 12 months. The severance package is to be effective from December 1, 2007.

I very much look forward to working with you. If you have any questions, please do not hesitate to contact me.

Sincerely,	Accepted,
/s/ Brian D. Fairbank	/s/ Andrew T. Studley
Brian D. Fairbank	Andrew T. Studley
President and CEO